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EXHIBIT 12.01

LEHMAN BROTHERS INC. and SUBSIDIARIES
COMPUTATION of RATIO of EARNINGS to FIXED CHARGES
(Dollars in millions)
(Unaudited)

	For the Twelve Months Ended November 30					For the Nine Months Ended August 31 2002
	1997	1998	1999	2000	2001
Pre-tax earnings from continuing operations	$593	$847	$1,013	$1,617	$1,129	$929
Add: Fixed charges (excluding capitalized interest)	12,233	14,746	12,552	16,076	13,510	6,279

Pre-tax earnings before fixed charges	12,826	15,593	13,565	17,693	14,639	7,208

Fixed charges:
Interest	12,216	14,730	12,535	16,059	13,485	6,263
Other (a)	19	20	17	17	25	15

Total fixed charges	$12,235	$14,750	$12,552	$16,076	$13,510	$6,278

RATIO OF EARNINGS TO FIXED CHARGES	1.05	1.06	1.08	1.10	1.08	1.15

(a)
Other fixed charges consist of the interest factor in rentals and capitalized interest.

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  EXHIBIT 12.01
LEHMAN BROTHERS INC. and SUBSIDIARIES COMPUTATION of RATIO of EARNINGS to FIXED CHARGES (Dollars in millions) (Unaudited)